UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




             For the date of 24 September, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

1.                     Name of company

                       Allied Irish Banks, p.l.c.

2.                     Name of scheme

                       AIB Share Option Scheme

3.                     Period of return:

                       From 25 March 2003                 To 24 September 2003

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
                       (at commencement of above period)

                       6,238,000 Ordinary Shares

5. Number of shares issued / allotted under scheme during period:

                       Irish Stock Exchange*: 3,297,900

                       London Stock Exchange*: 359,500

6. Balance under scheme not yet issued / allotted at end of period:

                       Irish Stock Exchange*: 2,940,100

                       London Stock Exchange*: 5,878,500

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission:

                       9,000,000 Ordinary Shares, EUR0.32 each (nominal), admitted to listing on 28 March, 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

904,321,659

Contact for queries

Name              Mr. T.P. O'Leary, Assistant Secretary
Address           Allied Irish Banks, p.l.c., Bankcentre, Ballsbridge, Dublin 4.
Telephone         +353 1 641 4672


Person making the return

Name               Mr. T.P. O'Leary
Position           Assistant Secretary,
Signature




    *During the 6-month period to 24 September 2003, 2,938,400 of the 3,297,900 shares issued under this scheme were re-issued Treasury Shares. Under the rules of the Irish Stock Exchange, bought-back shares held as Treasury Shares are de-listed and are required to be (re-)listed if and when re-issued. This Return provides for the re-listing of those re-issued shares on the Irish Stock Exchange.

    As the FSA does not de-list bought-back shares, on re-issue re-listing does not arise.




                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

1.                     Name of company

                       Allied Irish Banks, p.l.c.

2.                     Name of scheme

                       Allfirst Finanial Stock Option Plan

3.                     Period of return:

                       From 25 March 2003        To 24 September 2003

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme (at commencement of above period)

                       330,598 Ordinary Shares

5. Number of shares issued / allotted under scheme during period:

                       Irish Stock Exchange*: 184,000

                       London Stock Exchange*: 148,000

6. Balance under scheme not yet issued / allotted at end of period:

                       Irish Stock Exchange*: 146,598

                       London Stock Exchange*: 182,598

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission:

                       693,798 Ordinary Shares, EUR0.32 each (nominal), admitted to listing on 28 March, 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

904,321,659

Contact for queries

Name              Mr. T.P. O'Leary, Assistant Secretary
Address           Allied Irish Banks, p.l.c., Bankcentre, Ballsbridge, Dublin 4.
Telephone         +353 1 641 4672

Person making the return

Name              Mr. T.P. O'Leary
Position          Assistant Secretary,
Signature

    * During the 6-month period to 24 September 2003, 36,000 of the 184,000 shares issued under this scheme were re-issued Treasury Shares. Under the rules of the Irish Stock Exchange, bought-back shares held as Treasury Shares are de-listed and are required to be (re-)listed if and when re-issued. This Return provides for the re-listing of those re-issued shares on the Irish Stock Exchange.

    As the FSA does not de-list bought-back shares, on re-issue re-listing does not arise.



END


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  24 September, 2003                           By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.